[Letterhead of CTI Industries Corporation]

September 19, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Registration Statement on Form S-3 (File No. 333-198222)

Acceleration Request
Requested Date: September 23, 2014
Requested Time: 9:00 A.M. Central Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CTI Industries Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-198222) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). Once the Registration Statement has been declared effective, please orally confirm the event with our counsel, Vanasco Genelly & Miller, by calling Gerald M. Miller at (312) 786-5100.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-3 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-3;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-3; and

Securities and Exchange Commission

Division of Corporate Finance

September 19, 2014

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CTI INDUSTRIES CORPORATION

By:	/s/ Stephen M. Merrick
Stephen M. Merrick, President

cc:     Gerald M. Miller